# Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934*

For the month of August, 2002 Commission File Number: 333-8960



**MILLAR WESTERN FOREST PRODUCTS LTD.**

(Name of registrant)

16640 - 111 Avenue
Edmonton, Alberta
Canada T5M 2S5

(Address of Principal Executive Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

*The registrant is furnishing this report on a voluntary basis.

EXHIBIT INDEX ON SEQUENTIALLY NUMBERED PAGES: 3

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**MILLAR WESTERN FOREST PRODUCTS LTD.**

Date: August 9, 2002

By: 

Name: J.R. Concini
Title: Chief Financial Officer

## EXHIBIT INDEX

EXHIBIT 1

# MILLAR WESTERN FOREST PRODUCTS LTD.

## INTERIM FINANCIAL STATEMENTS

## FOR THE SIX MONTHS ENDED JUNE 30, 2002

**(unaudited)**

**MILLAR WESTERN FOREST PRODUCTS LTD.**

**BALANCE SHEET**

**AS AT JUNE 30, 2002**

**(unaudited)**

| | June 30, 2002 | December 31, 2001 (restated – note 2) |
|---|---|---|
| | (in thousands of Canadian dollars) | |
| **ASSETS** | | |
| Current assets | | |
| Cash | $ 13,168 | $ 15,872 |
| Accounts receivable | 31,341 | 33,443 |
| Inventories (note 3) | 64,815 | 61,092 |
| Prepaid expenses | 2,777 | 2,427 |
| Future income taxes | 2,295 | 3,555 |
| | 114,396 | 116,389 |
| Capital assets | 165,161 | 171,745 |
| Other assets | 27,542 | 28,544 |
| | $ 307,099 | $ 316,678 |

**LIABILITIES AND SHAREHOLDER'S EQUITY**

| | June 30, 2002 | December 31, 2001 (restated – note 2) |
|---|---|---|
| Current liabilities | | |
| Accounts payable and accrued liabilities | $ 34,313 | $ 38,616 |
| Contingent liability (note 6) | - | 2,268 |
| Other obligations | 11,002 | 10,582 |
| Long-term debt (U.S. $160,000, 2001 – U.S. $160,000) | 241,712 | 254,800 |
| Future income taxes | 9,221 | 8,916 |
| | 296,248 | 315,182 |
| Shareholder's equity | | |
| Share capital | - | - |
| Retained earnings | 10,851 | 1,496 |
| | $ 307,099 | $ 316,678 |

MILLAR WESTERN FOREST PRODUCTS LTD.

STATEMENTS OF EARNINGS

FOR THE SIX MONTHS ENDED JUNE 30, 2002

(unaudited)

| | Three Months Ended | | Six Months Ended | |
|---|---|---|---|---|
| | 2002 | 2001 (restated- note 2) | 2002 | 2001 (restated- note 2) |
| | (in thousands of Canadian dollars) | | | |
| Gross revenue | $ 75,018 | $ 65,249 | $ 136,765 | $ 130,069 |
| Selling expenses | 8,124 | 8,417 | 18,872 | 17,114 |
| Net revenue | 66,894 | 56,832 | 117,893 | 112,955 |
| Cost of sales | 49,392 | 41,988 | 88,214 | 82,955 |
| Depreciation and amortization | 4,119 | 4,003 | 8,363 | 8,461 |
| General and administration | 3,248 | 3,751 | 6,511 | 8,162 |
| Provision for severance costs (note 4) | - | - | 2,298 | - |
| Operating earnings | 10,135 | 7,090 | 12,507 | 13,377 |
| Financing expenses (note 5) | 7,668 | 7,540 | 14,415 | 12,617 |
| Unrealized exchange (gain) loss on debt | (13,456) | (7,968) | (13,088) | 4,528 |
| Other expense (income) | (433) | (453) | (40) | (486) |
| Earnings (loss) before income taxes | 16,356 | 7,971 | 11,220 | (3,282) |
| Income taxes (recovery) | 3,479 | (350) | 1,865 | 140 |
| Net earnings (loss) | $ 12,877 | $ 8,321 | $ 9,355 | $ (3,422) |

STATEMENTS OF RETAINED EARNINGS
FOR THE SIX MONTHS ENDED JUNE 30

(unaudited)

| | 2002 | 2001 |
|---|---|---|
| | (in thousands of Canadian dollars) | |
| Retained earnings - beginning of period | $ 21,878 | $ 31,852 |
| Change in accounting policy (note 2) | (20,382) | (6,886) |
| Retained earnings-beginning of period as restated | 1,496 | 24,966 |
| Net earnings (loss) | 9,355 | (3,422) |
| Retained earnings - end of period | 10,851 | $ 21,544 |

**MILLAR WESTERN FOREST PRODUCTS LTD.**

**STATEMENTS OF CASH FLOWS**

**FOR THE SIX MONTHS ENDED JUNE 30, 2002**

**(unaudited)**

| | Three Months Ended | | Six Months Ended | |
|---|---|---|---|---|
| | 2002 | 2001 (restated- note 2) | 2002 | 2001 (restated- note 2) |
| | (in thousands of Canadian dollars) | | | |
| **Cash provided from (used in)** | | | | |
| **Operating activities** | | | | |
| Net earnings (loss) | $ 12,877 | $ 8,321 | $ 9,355 | $ (3,422) |
| Items not affecting cash: | | | | |
| Future income taxes (recovery) | 3,329 | (500) | 1,565 | (160) |
| Reforestation expense | (1,910) | (923) | 3,510 | 6,222 |
| Depreciation and amortization | 4,119 | 4,003 | 8,363 | 8,461 |
| Amortization of deferred financing charges | 230 | 286 | 460 | 599 |
| Unrealized foreign exchange (gain) loss on debt | (13,456) | (7,968) | (13,088) | 4,528 |
| Provision for contingent liability (note 6) | (3,290) | - | (2,268) | - |
| Other | 172 | (594) | 321 | (1,045) |
| | 2,071 | 2,625 | 8,218 | 15,183 |
| Reforestation expenditures | (1,128) | (3,595) | (2,220) | (5,061) |
| | 943 | (970) | 5,998 | 10,122 |
| Changes in non-cash components of working capital | | | | |
| Accounts receivable | 6,256 | 17,906 | 2,102 | 5,539 |
| Inventories | 20,467 | 17,454 | (3,658) | 2,114 |
| Prepaid expenses | (429) | 395 | (350) | 644 |
| Accounts payable and accrued liabilities | (16,559) | (13,442) | (5,594) | (9,553) |
| | 9,735 | 22,313 | (7,500) | (1,256) |
| | 10,678 | 21,343 | (1,502) | 8,866 |
| **Investing activities** | | | | |
| Additions to capital assets | (860) | (6,614) | (1,277) | (18,194) |
| Proceeds on disposal of capital assets | 19 | 573 | 54 | 666 |
| Decrease (increase) in other assets | 4 | (118) | 21 | (202) |
| | (837) | (6,159) | (1,202) | (17,730) |
| Increase (decrease) in cash | 9,841 | 15,184 | (2,704) | (8,864) |
| Cash (bank indebtedness) – beginning of period | 3,327 | (6,126) | 15,872 | 17,922 |
| Cash - end of period | $ 13,168 | $ 9,058 | $ 13,168 | $ 9,058 |

MILLAR WESTERN FOREST PRODUCTS LTD.

SEGMENTED INFORMATION

FOR THE SIX MONTHS ENDED JUNE 30, 2002

(unaudited)

| | Three Months Ended | | Six Months Ended | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | (in thousands of Canadian dollars) | | | |
| **Product segment** | | | | |
| **Lumber** | | | | |
| Net revenue | $ 32,203 | $ 26,774 | $ 54,509 | $ 45,443 |
| Cost of sales and administration | 22,896 | 23,565 | 41,986 | 43,937 |
| Depreciation and amortization | 1,390 | 1,301 | 2,903 | 3,028 |
| Provision for severance costs | - | - | 681 | - |
| Operating earnings (loss) | $ 7,917 | $ 1,908 | $ 8,939 | $ (1,522) |
| **Pulp** | | | | |
| Net revenue | $ 33,327 | $ 27,923 | $ 60,489 | $ 62,067 |
| Cost of sales and administration | 26,496 | 18,423 | 46,228 | 39,012 |
| Depreciation and amortization | 2,658 | 2,619 | 5,316 | 5,238 |
| Provision for severance costs | - | - | 1,340 | - |
| Operating earnings | $ 4,173 | $ 6,881 | $ 7,605 | $ 17,817 |
| **Corporate and other** | | | | |
| Net revenue | $ 1,364 | $ 2,135 | $ 2,895 | $ 5,445 |
| Cost of sales and administration | 3,248 | 3,751 | 6,511 | 8,168 |
| Depreciation and amortization | 71 | 83 | 144 | 195 |
| Provision for severance costs | - | - | 277 | - |
| Operating loss | $ (1,955) | $ (1,699) | $ (4,037) | $ (2,918) |
| **Total** | | | | |
| Net revenue | $ 66,894 | $ 56,832 | $117,893 | $112,955 |
| Cost of sales and administration | 52,640 | 45,739 | 94,725 | 91,117 |
| Depreciation and amortization | 4,119 | 4,003 | 8,363 | 8,461 |
| Provision for severance costs | - | - | 2,298 | - |
| Operating earnings | $ 10,135 | $ 7,090 | $ 12,507 | $ 13,377 |
| **Shipments by business segment** | | | | |
| Lumber (millions of board feet) | 75.6 | 69.6 | 135.7 | 135.3 |
| Pulp (thousands of tonnes) | 74.9 | 53.1 | 139.3 | 106.2 |

| | June 30, 2002 | December 31, 2001 |
|---|---|---|
| **Identifiable assets** | | |
| Lumber | $ 123,233 | $ 124,305 |
| Pulp | 148,859 | 152,115 |
| Corporate and Other | 35,007 | 40,258 |
| | $ 307,099 | $ 316,678 |

## 1. BASIS OF PRESENTATION

The accompanying unaudited interim financial statements have been prepared by the Company, following the same accounting policies and methods as those disclosed in the audited financial statements for the year ended December 31, 2001 except as described in note 2. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in Canada have been omitted. These interim financial statements should be read in conjunction with the December 31, 2001 audited financial statements and the notes thereto included in the Company's Annual Report on Form 20-F. In the opinion of management, all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the balance sheet, results of operations, and cash flows of these interim periods have been included.

## 2. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2002, the Company adopted a new accounting policy of the Canadian Institute of Chartered Accountants with respect to the recognition of unrealized foreign exchange gains or losses. Under the new policy, exchange gains or losses that arise on translation of long-term debt denominated in a foreign currency are included in the determination of earnings for the current period. The Company has adopted the new recommendations retroactively to December 31, 2000 and has restated the prior years' financial statements. The following table outlines the increase or (decrease) of the restated amounts in the prior financial statements:

| | December 31, 2000 | Second Quarter 2001 | Six Months June 30, 2001 | Year Ended December 31, 2001 |
|---|---|---|---|---|
| Long-term debt | $ 6,886 | $ 10,543 | $ 10,543 | $ 20,382 |
| Retained earnings | (6,886) | (10,543) | (10,543) | (20,382) |
| Financing expenses | - | (565) | (871) | (2,025) |
| Unrealized exchange (gain) loss on debt | - | (7,968) | 4,528 | 15,521 |

Prior to this change, gains or losses arising from translation of foreign currency debt were deferred and amortized over the remaining term of the debt. The unamortized balance of the deferred exchange loss was netted against long-term debt in the Company's financial statements.

The Company has not recorded the tax benefit related to any cumulative unrealized foreign exchange losses on the translation of foreign currency debt. Recognition of the benefit of these losses will be dependent upon the realization of taxable capital gains in the future.

## 3. INVENTORIES

| | June 30, 2002 | December 31, 2001 |
|---|---|---|
| Logs | $ 32,332 | $ 30,701 |
| Pulp | 10,916 | 13,675 |
| Lumber | 13,434 | 8,609 |
| Operating and maintenance supplies | 8,133 | 8,107 |
| | $ 64,815 | $ 61,092 |

## 4. PROVISION FOR SEVERANCE COSTS

As a result of a corporate-wide review of operating requirements and staffing levels, the Company implemented a workforce reduction program in January, 2002. The majority of the position reductions were achieved voluntarily. The costs of this program were $2.3 million.

## 5. FINANCING EXPENSES

| | Three months ended | | Six months ended | |
|---|---|---|---|---|
| | 2002 | 2001 (restated) | 2002 | 2001 (restated) |
| Interest expense | | | | |
| Long-term debt | $ 5,849 | $ 5,959 | $ 12,153 | $ 12,329 |
| Other | 153 | 313 | 330 | 579 |
| Amortization of deferred financing costs | 230 | 286 | 460 | 599 |
| *Foreign exchange losses (gains) on U.S. dollar cash* and working capital | 1,436 | 982 | 1,472 | (890) |
| | $ 7,668 | $ 7,540 | $ 14,415 | $ 12,617 |

## 6. CONTINGENT LIABILITY

On March 21, 2002 and further adjusted on April 25, 2002, the U.S. Department of Commerce ("USDOC") issued its final determination in the countervailing and antidumping investigations. The USDOC's final determination in the countervailing investigation resulted in a duty rate of 18.79% to be posted by cash deposits. The USDOC's final determination in the antidumping investigation resulted in a duty rate of 8.43% also to be posted by cash deposits.

On May 16, 2002, the USITC published its final written determination on injury and stated that Canadian softwood lumber threatens material injury to the U.S. industry. As a result, cash deposits will be required for shipments at the rates determined by the USDOC effective from May 22, 2002. All prior bonds or cash deposits posted prior to May 22, 2002 will be refunded.

The final amount and effective date of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S., cannot be determined at this time and will depend on appeals of the final determinations to any reviewing courts, North American Free Trade Association ("NAFTA") or World Trade Organization ("WTO").

The company has accrued $0.7 million for the period from May 22, 2002 to June 30, 2002 representing the combined countervailing and antidumping duties.

The Company had accrued $1.7 million for the period from August 17, 2001 to December 15, 2001 representing the preliminary USDOC countervailing duty rate of 19.34%, and $1.6 million for the period from November 6, 2001 to March 31, 2002 representing the preliminary antidumping duty rate of 9.67%. During the three months ended June 30, 2002, the Company reversed $3.3 million representing the total duty accrual. The reversal has been recorded as a credit to selling expenses. Of the reversal in the second quarter, $2.3 million related to fiscal 2001 and $1.0 million related to the first quarter ended March 31, 2002. Any further adjustments resulting from a change in the countervailing and antidumping duty rates will be made prospectively.

## 6. CONTINGENT LIABILITY (continued)

The Company and other Canadian forest product companies, the Federal Government and Canadian provincial governments ("Canadian Interests") categorically deny the U.S. allegations and strongly disagree with the final countervailing and dumping determinations made by the USITC and USDOC. Canadian Interests continue to aggressively defend the Canadian industry in this U.S Trade dispute. Canadian Interests may appeal the decision of these administrative agencies to the appropriate courts, NAFTA panels and the WTO. Notwithstanding the final rates established in the investigations, the final liability for the assessment of countervailing and antidumping will not be determined until each annual administrative review process is complete.

## 7. COMPARATIVE FIGURES

Certain 2001 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2002.

EXHIBIT 2

## Results of Operations

**Three and Six Months Ended June 30, 2002, Compared to the Three and Six Months Ended June 30, 2001.**

### Overview

Net revenue for the quarter ended June 30, 2002, and for the first six months of 2002 increased by $10.1 million or 17.8% and $4.9 million or 4.3%, respectively, compared to the same periods in 2001. The increased revenue for the quarter is a result of higher pulp and lumber revenues. Shipment levels in both segments improved significantly in the quarter compared to 2001. The net revenue in the quarter included a $3.3 million reduction of selling expenses as a result of the reversal of countervailing and anti-dumping duties that were previously accrued.

Operating earnings for the second quarter increased by $3.0 million and decreased by $0.9 million for the first six months of 2002, compared to the same periods in 2001. The increase in the quarter was primarily a result of the higher operating earnings in the lumber segment. For the first six months of 2002, the strong operating earnings from the lumber segment were offset by weaker operating earnings in the pulp segment as well as a provision for severance costs in the first quarter.

General and administration expense for the quarter and for the first six months of 2002 decreased by $0.5 million and $1.7 million, respectively, compared to the same periods in 2001. The decreases are primarily a result of lower salary and travel costs.

### Lumber

Net revenue from the lumber segment increased by $5.4 million in the quarter and by $9.1 million for the first six months of 2002, compared to the same periods in 2001. The increased revenue in the quarter was a result of an adjustment to accrued countervailing and anti-dumping duties ("duties") as well as higher sales volumes. Housing starts in the quarter remained strong and contributed to an 8.6% improvement in sales volumes from 2001 levels. In May 2002, the U.S. International Trade Commission (the "Commission") released its final determination with respect to duties imposed on the sale of softwood lumber in the United States. The Commission determined that up until May 22, 2002 Canadian producers of softwood lumber would not be subject to any duties on the sale of product in the United States. As a result, the $3.3 million in duties that had been accrued by the company as of the end of the first quarter of 2002 have been reversed in the second quarter as a reduction in selling expenses. The Commission also determined that after May 22, 2002, sales of softwood lumber by the Company in the United States are subject to duties at a rate of 27.1% and that cash deposits at this rate are required.

Operating earnings from the lumber segment improved by $6.0 million in the quarter and by $10.5 million for the first six months of 2002 compared to the same periods in 2001. The significant improvement in operating earnings is a result of the higher revenues as well as reduced manufacturing costs. Lumber manufacturing costs continue to improve as a result of the optimization of the Company's new sawmill at Whitecourt. Manufacturing costs for the second quarter decreased by $36 per thousand board feet compared to the same quarter in 2001. For the first six months of 2002, lumber manufacturing costs have decreased by $16 per thousand board feet compared to the same period in 2001.

.../2 

## Pulp

Net revenue from the pulp segment increased by $5.4 million or 19.4% in the quarter and decreased by $1.6 million or 2.5% in the first six months of 2002, compared to the same periods in 2001. The increase in the quarter is largely a result of higher sales volumes, partially offset by lower pricing. The improved demand for BCTMP that was prevalent in the first quarter of 2002 continued into the second quarter and resulted in a 41% increase in sales volumes over the same period last year. While pulp demand remains strong and worldwide levels of pulp inventory continue to decline, average selling prices have improved slowly since the beginning of the year. However, even with the improvements in pricing in 2002, the average selling price for the first six months of 2002 of $434 per tonne was $150 per tonne or 25.7% below the average price for the first six months of 2001.

Operating earnings from the pulp segment decreased by $2.7 million in the quarter compared to the same period in 2001. Operating earnings as a percentage of net revenue for the quarter was 12.5% compared to 24.6% in 2001. The decrease in operating earnings and margins in the quarter are a function of the lower selling prices for pulp. Operating earnings decreased by $10.2 million for the first six months of 2002, as a result of lower selling prices for pulp, lower margins and a provision for severance costs in the first quarter. Manufacturing costs on a per tonne basis have decreased by $35 per tonne compared to the prior year due to higher production and sales volumes as well as lower fixed costs.

## Corporate and Other

Net revenue from the corporate and other segment decreased by $0.8 million in the quarter and $2.6 million for the first six months of 2002, compared to the same periods in 2001. The decrease in the quarter is primarily a result of reduced sales commissions and management fees from the expiry of agreements with the Chetwynd pulp mill on December 31, 2001.

Operating results in this segment decreased by $0.3 million in the quarter and $1.1 million in the first six months of 2002, compared to the same periods in 2001, largely as a result of the reduced revenue, partially offset by reduced salary and travel costs.

## Financing Expenses

Financing expenses increased by $0.1 million in the quarter and increased by $1.8 million for the first six months of 2002, compared to the same periods in 2001 primarily as a result of higher foreign exchange losses on U.S. dollar cash and working capital.

## Unrealized Exchange (Gain) Loss on Debt

Foreign exchange gains on U.S. dollar Senior Notes increased by $5.5 million in the quarter and by $17.6 million for the first six months of 2002 as a result of a significantly stronger Canadian dollar in 2002 compared to 2001.

.../3

**Income Taxes**

Operating results for the quarter ended June 30, 2002 and for the first six months of 2002 were subject to income and capital taxes at a statutory rate of 35%. Income tax expense for the quarter consists of large corporations capital tax of $0.2 million and future income taxes of $3.3 million compared to large corporations capital tax of $0.1 million and future income tax recovery of $0.5 million in 2001. For the first six months of 2002, income tax expense consists of large corporations capital tax of $0.3 million and future income taxes of $1.6 million compared to large corporations capital tax of $0.3 million and future income tax recovery of $0.2 million in 2001.

The Company has not recorded any future income taxes on the unrealized foreign exchange gain for the quarter and the first six months of 2002 as these gains are offset by previously unrecognized tax benefits from unrealized foreign exchange losses recorded in prior periods.

**Liquidity and Capital Resources**

For the quarter ended June 30, 2002, the Company generated cash of $10.7 million from operations, including changes in working capital compared to $21.3 million for the comparable quarter in 2001. For the first six months of 2002, the Company required cash of $1.5 million for operations, compared to generating cash of $8.9 million in the same period in 2001. The decreased cash flow from operations in the second quarter is a result of reduced cash flow from changes in working capital. Cash generated from changes in working capital decreased by $10.6 million in the quarter primarily as a result of higher pulp sales volumes that led to higher pulp accounts receivable balances at June 30, 2002.

Capital expenditures decreased by $5.8 million in the quarter and $16.9 million for the first six months of 2002 compared to the same periods in 2001. In the first half of 2001, the Company was in the process of modernizing its Whitecourt sawmill, and incurred $15.5 million in costs related to this project. In the first half of 2002, there were no significant capital projects, and the spending level is reflective of the Company's strategy to minimize capital expenditures in 2002.

At June 30, 2002, the Company had cash of $13.2 million compared to a cash balance of $9.1 million in June, 2001, and an additional $50.0 million was available under the Company's revolving credit facility, of which $2.3 million was committed for letters of credit.

Based on its current level of operations, the Company believes that its cash flows from operations and its revolving credit facility will provide sufficient liquidity to meet its scheduled interest payments, anticipated capital expenditures and working capital needs over the next 12 months. However, the Company's future operating performance may be adversely affected by changing economic conditions and by financial, market and other factors, many of which may be beyond the Company's control.

EXHIBIT 3



# Quarterly Reports



| 2002 2nd Quarter Results | Three months ended June 30 2002 | Three months ended June 30 2001 | Six months ended June 30 2002 | Six months ended June 30 2001 (1) |
|---|---|---|---|---|
| **EARNINGS (millions of CDN dollars)** | | | | |
| Net sales revenue | 66.9 | 56.8 | 117.9 | 113.0 |
| Cost of sales | 49.4 | 42.0 | 88.2 | 82.9 |
| General & administration | 3.2 | 3.7 | 6.5 | 8.2 |
| Depreciation and amortization | 4.1 | 4.0 | 8.4 | 8.5 |
| Provision for severance costs | - | - | 2.3 | - |
| Operating earnings | 10.2 | 7.1 | 12.5 | 13.4 |
| Financing and other expenses | 7.7 | 7.6 | 14.4 | 12.6 |
| Unrealized exchange (gain) loss on debt | (13.5) | (8.0) | (13.1) | 4.5 |
| Other income | (.4) | (.5) | (.1) | (.4) |
| Income taxes (recovery) | 3.5 | (.3) | 1.9 | .1 |
| Net Earnings (loss) | 12.9 | 8.3 | 9.4 | (3.4) |

| | | | | |
|---|---|---|---|---|
| CASH FLOWS | | | | |
| **Operating Activities:** | | | | |
| Net earnings (loss) | 12.9 | 8.3 | 9.4 | (3.4) |
| Items not affecting cash: | | | | |
| Depreciation and amortization | 4.1 | 4.0 | 8.4 | 8.5 |
| Net reforestation expense | (3.0) | (4.5) | 1.2 | 1.3 |
| Provisions for duties | (3.3) | - | (2.3) | - |
| Unrealized exchange (gain) loss on debt | (13.5) | (8.0) | (13.1) | 4.5 |
| Income taxes and other | 3.8 | (.8) | 2.4 | (.7) |
| Change in non-cash working capital | 9.7 | 22.3 | (7.5) | (1.3) |
| Total Operating Activities | 10.7 | 21.3 | (1.5) | 8.9 |
| **Investing Activities:** | | | | |
| Additions to capital assets | (.8) | (6.1) | (1.2) | (17.7) |
| Increase (decrease) in cash | 9.9 | 15.2 | (2.7) | (8.8) |
| Cash (bank indebtedness) - beginning of period | 3.3 | (6.1) | 15.9 | 17.9 |
| Cash - End of Period | 13.2 | 9.1 | 13.2 | 9.1 |

| BALANCE SHEET (millions of Canadian dollars) | As at June 30 2002 | As at December 31 2001 (1) |
|---|---|---|
| **Assets** | | |
| Current assets | 114.4 | 116.4 |
| Capital assets | 165.2 | 171.8 |
| Other assets | 27.5 | 28.5 |
| Total Assets | 307.1 | 316.7 |
| | | |
| **Liabilities** | | |
| Current liabilities | 34.3 | 38.6 |
| Long-term debt | 241.7 | 254.8 |
| Other obligations | 11.0 | 12.9 |
| Future income taxes | 9.2 | 8.9 |
| Total Liabilities | 296.2 | 315.2 |
| | | |
| Shareholder's Equity | 10.9 | 1.5 |
| Total Liabilities and Shareholder's Equity | 307.1 | 316.7 |

| PRODUCT SHIPMENTS | | Three months ended June 30 2002 | Three months ended June 30 2001 | Six months ended June 30 2002 | Six months ended June 30 2001 |
|---|---|---|---|---|---|
| Lumber | millions of board feet | 75.8 | 69.6 | 135.7 | 135.3 |
| Pulp (BCTMP) | thousands of tonnes | 74.9 | 53.1 | 139.3 | 106.2 |

Notes

(1) Comparative figures have been restated to reflect a new accounting policy of the Canadian Institute of Chartered Accountants with respect to the recognition of unrealized foreign exchange gains or losses. Effective January 1, 2002, exchange gains or losses that arise on translation of long-term debt denominated in a foreign currency are included in the determination of earnings for the current period. The company has adopted the new recommendations retroactively to December 31, 2000, and the following table outlines the increase (decrease) of the restated amounts in the prior financial statement:

| | Second quarter 2001 | Six months ended June 30, 2001 | Year ended December 31, 2001 |
|---|---|---|---|
| Long-term debt | $ 10,543 | $ 10,543 | $ 20,382 |
| Retained earnings | (10,543) | (10,543) | (20,382) |
| Financial expenses | (565) | (871) | (2,025) |
| Unrealized exchange (gain) loss on debt | (7,968) | 4,528 | 15,521 |

## Management Comments:
## Quarter ending June 30, 2002

Strong pulp and lumber shipments contributed to a $10.8 million, or 17.8%, increase in net revenue in the second quarter over the same period last year. Operating earnings were up $3.0 million over the second quarter of 2001, primarily the result of improved performance in the lumber segment.

The lumber segment benefited from a reversal of $3.3 million in accrued duties. The accrual reversal follows the U.S. International

Trade Commission's (ITC) final determination on softwood lumber duties, which eliminated countervailing and anti-dumping duties on lumber sales to the U.S. up to May 22, 2002. As a result, all preliminary duties accrued to the end of the first quarter were reversed and had the effect of reducing selling expenses and thereby increasing net revenue. Net revenue for the lumber segment was up $5.4 million in the second quarter compared to the same period last year. The ITC also determined that after May 22, the company's softwood lumber sales to the U.S. would be subject to duties of 27.1% and that cash deposits at that rate would be required.

The lumber segment was also aided by the continuing strength of the North American housing market, reflected in an 8.6% increase in sales volumes over the same period last year. Operating earnings for the quarter were up $6.0 million from 2001 levels, the result of higher revenues and reduced manufacturing costs. Further optimization of the new sawmill in Whitecourt, Alberta, helped to lower cost of sales by $36 per thousand per board feet compared to the same quarter last year.

Net revenue from the pulp segment increased $5.4 million, or 19.4%, in the quarter, largely the result of higher sales volumes. The volume increases, however, were offset partially by lower pricing. The improved demand for BCTMP that was prevalent in the first quarter continued into the second quarter, resulting in a 41% increase in sales volumes over the same period last year. While pulp demand remains strong and world-wide pulp inventories continue to decline, average selling prices have improved slowly since the beginning of the year. Even with price improvements in 2002, the average Canadian net realized selling price for the first half of 2002 was only $434 per tonne, $150 or 25.7% below the average selling price for the first half of 2001.

The company welcomed the WTO's preliminary softwood lumber ruling of July 26, which came down strongly in favour of Canada's industry, and hopes it will expedite a resolution to the long-standing trade dispute with the U.S. The company's lumber operations continue to focus on cost minimization, production optimization and market diversification as strategies for contending with the duties imposed on U.S. shipments. While the environment for lumber promises to be challenging in the coming quarters, the company anticipates that, on the basis of strong market fundamentals, pulp prices will trend upward as the rest of the year unfolds.

*Millar Western is a diversified forest products company* with operations in Alberta and Saskatchewan. The company's main product lines are hardwood and softwood bleached chemi-thermo-mechanical pulp and softwood lumber.

For more information, contact:

Joe Concini
Chief Financial Officer
780-486-8265

Carol Cotton
Senior Vice President, Corporate
780-486-8207

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